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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                                                  April 27, 2006

Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

                           Re:  Van Kampen Senior Loan Fund
                           Preliminary Proxy Statement
                           (File Nos. 333- 121061 and 811- 05845)

Dear Mr. Greene:

                  Thank you for your telephonic comments regarding the Preliminary Proxy Statement (the "Proxy Statement") filed on behalf of the Van Kampen Senior Loan Fund (the "Fund") which was filed with the Securities and Exchange Commission (the "Commission") on April 13, 2006 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the General Rules and Regulations of the Commission promulgated under the 1934 Act (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in the Fund's Definitive Proxy Statement (the "Definitive Proxy Statement"), which will be filed pursuant to the General Rules and Regulations via EDGAR on or about April 27, 2006.

COMMENT 1         ON THE PAGE FOLLOWING THE "NOTICE OF SPECIAL MEETING" AND ON
                  THE PROXY CARD, PLEASE ENSURE THAT TEXT WHICH IS PURPORTED TO
                  HAVE MORE PROMINENCE THAN OTHER TEXT IS NOT MADE SO BY USING
                  ALL CAPITAL LETTERS.

Response 1        The current text in the two specific locations noted are
                  made prominent using bold font, and not all capital letters.


COMMENT 2         IN ITEMS 2(a) AND (b) IN THE "QUESTION AND ANSWER --
                  IMPORTANT NOTICE OF SPECIAL MEETING -- ABOUT THE PROXY CARD"
                  AND IN THE 'FORM OF' PROXY CARD, PLEASE GIVE MORE DETAIL ABOUT
                  THE PROPOSALS.

Response 2        The Fund has added requested disclosure.

COMMENT 3         IN THE PROXY STATEMENT, PLEASE INCLUDE THE VOTE REQUIREMENT
                  FOR PROPOSAL 1.
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Response 3        The requested disclosure is in the section of the Proxy
                  Statement entitled, "Proposal 1: Election of Trustees --
                  Shareholder Approval." Thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 4         IN THE PROXY STATEMENT, IN THE FIFTH PARAGRAPH IN THE SECTION
                  ENTITLED "PROPOSAL 1: ELECTION OF TRUSTEES -- BOARD COMMITTEES
                  AND MEETINGS," PLEASE STATE WHETHER THE NOMINEES FOR TRUSTEE
                  WHO ARE EXPECTED TO JOIN THE GOVERNANCE COMMITTEE IF NOMINATED
                  TO THE BOARD OF TRUSTEES ARE INDEPENDENT TRUSTEES.

Response 4        The Fund has added the requested disclosure.

COMMENT 5         IN THE PROXY STATEMENT, IN THE SECTION ENTITLED "PROPOSAL 2:
                  AMEND THE FUND'S FUNDAMENTAL POLICIES -- (a) TO ALLOW THE FUND
                  TO UTILIZE FINANCIAL LEVERAGE TO THE MAXIMUM EXTENT ALLOWABLE
                  UNDER THE 1940 ACT," ADD DISCLOSURE, IF APPLICABLE:

           (i) THAT THE FUND'S INVESTMENT ADVISER, ADMINISTRATOR AND OTHER SERVICE PROVIDERS WILL ACCRUE MORE FEES IF THE FUND IS LEVERAGED.

          5(i)    The Fund has added the requested disclosure.

          (II) THAT THE FUND'S COMMON SHAREHOLDERS WILL BEAR THE COSTS OF ISSUING AND MAINTAINING FINANCIAL LEVERAGE.

         5(ii) The requested disclosure is in the fifth paragraph in the section of the Proxy Statement entitled "Proposal 2: Amend the Fund's Fundamental Policies -- (a) To allow the Fund to utilize financial leverage to the maximum extent allowable under the 1940 Act -- Risks of Financial Leverage." Thus, the Fund does not believe that additional disclosure is necessary.

          (III) REGARDING THE FUND'S USE OF OTHER FORMS OF LEVERAGE, INCLUDING REVERSE REPURCHASE AGREEMENTS AND DOLLAR ROLLS.

         5(iii)   The Fund has added the requested disclosure.

            (IV) THAT THE FUND INTENDS TO PLEDGE SOME OR ALL OF ITS ASSETS TO SECURE THE LEVERAGE, IF APPLICABLE.

         5(iv)    The Fund has added the requested disclosure.

COMMENT 6         IN THE PROXY STATEMENT, IN THE THIRD PARAGRAPH OF THE SECTION
                  ENTITLED "PROPOSAL 2: AMEND THE FUND'S FUNDAMENTAL POLICIES --
                  (a) TO ALLOW THE FUND TO UTILIZE FINANCIAL LEVERAGE TO THE
                  MAXIMUM EXTENT ALLOWABLE UNDER THE 1940 ACT -- RISKS OF
                  FINANCIAL LEVERAGE," ADD DISCLOSURE DESCRIBING WHAT THE TERM
                  "RELEVERAGE" MEANS.

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Response 6        The Fund believes that the current disclosure is adequate in that it describes that, in the event that the Fund repays any borrowings or redeems any outstanding preferred shares, in other words 'deleverages,' the Fund may releverage "through incurrence of new borrowing, or the reissuance of preferred shares." Thus, the Fund respectfully disagrees that additional disclosure is necessary.

COMMENT 7         IN THE PROXY STATEMENT, IN THE SECTION ENTITLED "PROPOSAL 2:
                  AMEND THE FUND'S FUNDAMENTAL POLICIES -- (a) TO ALLOW THE FUND
                  TO UTILIZE FINANCIAL LEVERAGE TO THE MAXIMUM EXTENT ALLOWABLE
                  UNDER THE 1940 ACT -- RISKS OF FINANCIAL LEVERAGE," ADD
                  DISCLOSURE THAT COMMON SHAREHOLDERS OF THE FUND WILL BEAR ALL
                  COSTS OF FINANCIAL LEVERAGE, INCLUDING THE COSTS OF INTEREST
                  AND DIVIDENDS.

Response 7        The Fund has added the requested disclosure.

COMMENT 8         IN THE PROXY STATEMENT, IN THE SECTION ENTITLED "PROPOSAL 2:
                  AMEND THE FUND'S FUNDAMENTAL POLICIES -- (b) TO ALLOW THE FUND
                  TO OFFER TO REPURCHASE ITS SHARES ON A MONTHLY BASIS," ADD
                  DISCLOSURE REGARDING THE FUND'S ABILITY TO ACCOMMODATE
                  INCREASED REPURCHASES.

Response 8        The Fund has added the requested disclosure.

COMMENT 9         IN THE PROXY STATEMENT, IN THE FOURTH PARAGRAPH IN THE
                  SECTION ENTITLED "PROPOSAL 2: AMEND THE FUND'S FUNDAMENTAL
                  POLICIES -- (b) TO ALLOW THE FUND TO OFFER TO REPURCHASE ITS
                  SHARES ON A MONTHLY BASIS," DESCRIBE HOW THE FUND WOULD
                  PROCEED IF IT WERE TO RECEIVE THE EXEMPTIVE ORDER FROM THE
                  COMMISSION, BUT DID NOT RECEIVE THE NECESSARY SHAREHOLDER
                  VOTE.

Response 9        In the last sentence of the fourth paragraph in the section entitled "Proposal 2: Amend the Fund's Fundamental Policies --
                  (b) To allow the Fund to offer to repurchase its shares on a monthly basis," the Fund currently discloses the following:

                         If shareholder approval to amend the policy is not obtained and/or the relief is not otherwise granted by the Commission, the Fund will continue with quarterly repurchase offers.

                  Thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 10        IN THE PROXY STATEMENT, IN THE SECOND PARAGRAPH IN THE SECTION
                  ENTITLED "PROPOSAL 2: AMEND THE FUND'S FUNDAMENTAL POLICIES --
                  (b) TO ALLOW THE FUND TO OFFER TO REPURCHASE ITS SHARES ON A
                  MONTHLY BASIS -- ACTION AND RECOMMENDATION OF THE BOARD OF
                  TRUSTEES," DESCRIBE WHAT IS MEANT BY "AMONG THE BENEFITS TO


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                  COMMON SHAREHOLDERS DISCUSSED WERE...(II) POTENTIALLY BETTER
                  MANAGEMENT OF INVESTMENTS..." [EMPHASIS ADDED].

Response 10       The Fund has revised the requested disclosure.

COMMENT 11        IN THE PROXY STATEMENT, IN THE LAST SENTENCE OF THE SECOND
                  PARAGRAPH IN THE SECTION ENTITLED "PROPOSAL 2: AMEND THE
                  FUND'S FUNDAMENTAL POLICIES -- (b) TO ALLOW THE FUND TO OFFER
                  TO REPURCHASE ITS SHARES ON A MONTHLY BASIS -- ACTION AND
                  RECOMMENDATION OF THE BOARD OF TRUSTEES," ADD DISCLOSURE THAT
                  THE WAIVERS OR REIMBURSEMENTS CAN BE TERMINATED AT ANY TIME,
                  IF APPLICABLE, AND IF THE WAIVERS OR REIMBURSEMENTS CAN BE
                  RECAPTURED BY THE FUND'S INVESTMENT ADVISER, SO STATE.

Response 11       The Fund has added the requested disclosure.



         In connection with the filing of the Fund's Definitive Proxy Statement, the Fund acknowledges that the disclosure included in the Definitive Proxy Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Proxy Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Definitive Proxy Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions concerning our responses to your comments, please direct them to me at (312) 407-0863.


                                                     Sincerely,

                                                     /s/ Charles B. Taylor





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